Exhibit 23.3

Date: March 9, 2020

The Board of Directors

Juno Topco, Inc.

100 Washington Ave. S.
Suite 1100

Minneapolis, MN 55401

Dear Sirs or Madams:

We, Frost & Sullivan of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1 (the “S-1”), and any amendments thereto, of Juno Topco, Inc. (which will change its name to Jamf Holding Corp.), and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “Apple Device Management: Total Addressable Market” (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-1.

We further consent to the reference to our firm, under the caption “Market and Industry Data” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Yours faithfully,

/s/ Debbie Wong
Name: Debbie Wong
Designation: Director
For and on behalf of Frost & Sullivan

SCHEDULE

1) We believe our solution addresses a large and growing market covering the use of Apple technology in the enterprise. According to Frost & Sullivan, the global total addressable market, or TAM, for Apple Enterprise Management is estimated to be $10.3 billion in 2019 and is expected to grow at a compound annual growth rate, or CAGR, of 17.8% to $23.4 billion by the end of 2024. For a more detailed description regarding the calculation of our market opportunity, see “Business — Market Opportunity”.

2) We believe our solution addresses a large and growing market covering the use of Apple technology in the enterprise. According to Frost & Sullivan, the global TAM for Apple Enterprise Management is estimated to be $10.3 billion in 2019 and is expected to grow at a CAGR of 17.8% to $23.4 billion by the end of 2024. This market represents the potential number of Apple mobile phones (iPhones), tablets (iPads), laptop and desktop computers (Macs), media streaming devices (Apple TVs), and portable media players (iPods) based on growing acceptance by education and business IT departments. Frost & Sullivan includes both devices purchased and provided by enterprises as well as BYODs owned by end-users that may require Apple Enterprise Management to provide necessary access to resources or services from the enterprises. The potential device numbers are multiplied by the Jamf average selling price (ASP) for each Apple device and enterprise type.

We believe our potential market opportunity could expand further as Apple may make additional devices available for enterprise management, such as the Apple Watch. Our opportunity may also expand further as we develop future solutions which provide value to enterprises managing their Apple ecosystem.